9800 Fredericksburg Road

San Antonio, Texas 78288

August 21, 2017

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	USAA ETF Trust ("Trust")
	1933	Act Registration No. 333-219187
	1940	Act Registration No. 811-23271

Dear Mr. Williamson:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff"), which you submitted to us on August 4, 2017, regarding the initial registration statement under the Securities Act of 1933, as amended (the "1933 Act") and Investment Company Act of 1940, as amended (the "1940 Act") of USAA ETF Trust ("Registration Statement"). The Registration Statement was filed on July 6, 2017, to register six initial series of the Trust:

USAA MSCI USA Value Momentum Blend Index ETF

USAA MSCI USA Small Cap Value Momentum Blend Index ETF

USAA MSCI International Value Momentum Blend Index ETF

USAA MSCI Emerging Markets Value Momentum Blend Index ETF

(collectively, "Index Funds")

USAA Core Short-Term Bond ETF USAA Core Intermediate-Term Bond ETF

(each of the six ETFs named above, a "Fund," collectively, the "Funds").

For your convenience, each of your comments on the Registration Statement is repeated below, with the Funds' responses immediately following. Where the response applies to more than one Fund, we have denoted as such.

General Comments

1.Comment:  Some of our comments may apply to more than one ETF included in your registration statement. For brevity we have not repeated our comments. Please consider whether our comments apply to similar disclosures contained elsewhere in your filing.

Response:    We represent that we considered whether comments apply to similar disclosures elsewhere in the filing and have responded accordingly.

2.Comment: We note you intend to use MSCI Indexes for four of your new ETFs. For each ETF and Index, please:

•Tell us when the Index was created and, if recently created, tell us whether the Advisor or one if its affiliates requested its creation or had any role in determining the Index's objectives, strategies, or rules;

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

•Provide us with copies of the Index Methodology White Papers;

•Tell us whether any other funds currently use, or may use, the Indexes; and,

•File all licensing agreements related to the Indexes as material agreements.

Response:   Each MSCI Index described in the Registration Statement was created July 25, 2017. Furthermore, the MSCI Indexes were compiled and created and are sponsored and maintained by MSCI, the Index Provider. While the Adviser contributed information for the Index Provider's consideration in connection with the creation of each MSCI Index, the Index Provider has sole control of each MSCI Index, and the Adviser has no role in interpreting the Index methodology's rules or calculation of the Index pursuant to such rules. The index-based funds use the MSCI Indexes pursuant to a sub- licensing agreement with the Adviser. The Adviser's role in connection with the MSCI Indexes is consistent with its exemptive application.

We have provided copies of the index methodology white paper supplementally.

We are unaware of any other funds that use the MSCI Indexes; although, we believe that other funds may use them.

The Trust filed the sublicense agreement between the Trust and the Adviser as part of the Registration Statement. We respectfully submit that there is not a requirement to file additional agreements related to the MSCI Indexes as they are not material contracts of the Trust as contemplated by Item 28(h) of Form N-1A, nor are they subject to any of the other line-item requirements of Item 28.

3.Comment: The USAA MSCI USA Small Cap Value Momentum Blend Index ETF and USAA MSCI Emerging Markets Value Momentum Blend Index ETF have names that implicate Rule 35d-1 under the Investment Company Act because they include references to terms such as "Small Cap" or "Emerging Markets." While you currently provide an 80% test tied to your Indexes, it is unclear whether this would concurrently satisfy the Names Rule with respect to these other terms. Please revise to either:

•Provide Rule 35d-1 compliant policies and disclosure for each ETF where applicable, or

•Explain how your existing policies and disclosure satisfies the Names Rule for each applicable ETF and confirm your intention to periodically assess your portfolio against Names Rule requirements.

In responding, please note the Commission's statement in Release No. IC-24828 that index funds "generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index."

Response:    Under normal circumstances, the USAA MSCI USA Small Cap Value Momentum Blend Index ETF will invest at least 80% of its net assets (plus borrowings for investment purposes, exclusive of collateral held from securities lending) in securities in the MSCI USA Small Cap Select Value Momentum Blend Index. We have revised the disclosure to additionally state, "[t]he Index is comprised solely of securities issued by small capitalization companies." We believe the disclosure, as revised, is consistent with Rule 35d-1. Additionally, we note that the disclosure generally states that the Index Funds will invest at least 80% of net assets in the respective indexes, which is consistent with the Commission's statement in Release No. IC-24828 that index funds "generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index," and, given each Fund's objective to provide investment results that closely correspond, before fees and expenses, to the performance of its respective index, each Fund intends to satisfy that test.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

While we believe that "emerging market" is not subject to Rule 35d-1, we have revised the disclosure for the USAA MSCI Emerging Markets Value Momentum Blend Index ETF to state, "[t]he Index is comprised solely of securities issued by companies associated with emerging market countries as described more fully below."

USAA MSCI USA Value Momentum Blend Index ETF

4.Comment: Fees and Expenses, page 1. Please confirm that the Advisor's agreement to waive a portion of its management fee will have an initial term of at least one year from the effective date of the registration statement.

Response:    The Trust confirms the fee waiver for each Fund will be in effect for at least one year from the effective date of the Registration Statement.

5.Comment: Principal Investment Strategy, page 2. On page two you indicate that, under normal circumstances, you will invest at least 80% of your net assets, plus borrowings for investment purposes, exclusive of collateral held from securities lending, in securities in the Index. Briefly explain to us your plans for engaging in securities lending, including the types of investments you intend to make, and how those investments are consistent with an index-based ETF.

Response:    The Funds do not intend to engage in securities lending as a principal investment strategy, but may lend their securities to brokers, dealers, and other financial institutions. Any cash received as collateral for loaned securities will be invested primarily in money market funds. We believe that the securities lending arrangements will be consistent with the operation of the index-based ETFs. For each Index Fund, we intend to have substantially all of the net assets of each Fund invested in securities of the respective index, which is consistent with each Index Fund's respective objectives and strategies. Any income earned from securities lending is intended to offset expenses and to facilitate closer tracking of the underlying index.

6.Comment: Principal Investment Strategy, page 2. Based on your disclosure, it is unclear approximately how many stocks would be included in the Index, what market capitalization range is represented by the Index, and what sectors are most represented in the Index. Please revise to provide additional, material information about the Index so that investors may further understand the type of portfolio exposures they are gaining from an investment in the ETF.

Response:    We believe the material aspects of an index fund include the index's rules-based methodology, which we have described. The rules do not include market capitalization, specific countries, the number of stocks, or specific sectors, we have included that information as amended. Nevertheless, we have amended the applicable disclosures to add the following sentences, as described below.

USAA MSCI USA Value Momentum Blend Index ETF - "As of [date], the market capitalization of the issuers in the Index ranged from approximately $2.6 billion to $780.3 billion."

USAA MSCI USA Small Cap Value Momentum Blend Index ETF - "As of [date], the market capitalization of the issuers in the Index ranged from $64 million to $8.7 billion."

The number of constituents and sectors are not part of the rules and may change from time to time. However, in response to the Staff's comment, the Trust has added the following disclosure to the section of the prospectus entitled "How are the Funds' portfolios managed?"

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

The percentage of a Fund's portfolio exposed to any asset class, sector or industry will vary from time to time as the components and weightings of the securities within the Index change. A Fund may not be invested in each asset class, sector or industry at all times. Similarly, a Fund may be invested in an asset class, sector or industry to a greater extent than the Fund's Parent Index from time to time. This also could be the case for country and geographic region exposure for USAA MSCI International Value Momentum Blend Index ETF and USAA MSCI Emerging Markets Value Momentum Blend Index ETF.

Also, each Fund's exposure will be evident in the portfolio holdings published daily and reflected in the semi-annual reports.

7.Comment: Principal Risks, page 3. We note that you include Derivatives Risk on page four but do not have any corresponding strategy disclosure about your intention to use derivatives. If derivatives will be a part of your principal strategy, please revise to discuss how you will use them and the specific types you will use. If derivatives will not be part of your principal strategy, please relocate your risk factor to a more appropriate area of your prospectus.

Response:    We believe the current disclosure adequately describes the intended derivatives usage. In the summary section of the prospectus, we state, "The Fund also may invest up to 20% of its assets in instruments other than the securities in the Index, which the Adviser or Subadviser believes will help the Fund track the Index. Such instruments may include derivatives, including futures." We further describe the use of futures in the statutory section of the prospectus: "The Funds generally will invest in stock index futures and options in an attempt to reduce any performance discrepancies between the Fund and its Index. These investments tend to reduce transaction costs or add value when they are favorably priced."

8.Comment: Principal Risks, page 3. If investing in mid-capitalization issuers will be part of your principal investment strategy, please consider adding appropriate risk disclosure associated with investing in such issuers.

Response:    The Trust has added the following disclosure:

Mid-Capitalization Company Risk: Investments in mid-capitalization companies involve greater risks than those associated with larger, more established companies. These securities may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity, and these issuers often face greater business risks.

9.Comment: Principal Risks, page 3. The disclosure on page seven under Value Risk indicates that value investing includes shorting securities that are expensive based on certain ratios. With a view disclosure, please tell us whether the Index is long-only or includes short positions. If the Index includes short positions, please revise your strategy and risk disclosures as appropriate.

Response:    The investment strategy for each Index Fund is long-only. Therefore, the Trust has deleted the reference to shorting securities.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

USAA MSCI USA Small Cap Value Momentum Blend ETF

10.Comment: Principal Investment Strategies, page 11. We note the ETF seeks to track a small capitalization index that considers value and momentum factors. Please tell us how you determined that there would be sufficient liquidity in the anticipated index constituents, and your portfolio, for purposes of complying with Commission rules and your March 27, 2017 Order (USAA ETF Trust, et al., Order No. 32576). In addition, please explain why you believe your portfolio will be tradeable enough for the arbitrage mechanism to work. Please provide similar information for the USAA MSCI Emerging Markets Value Momentum Blend Index ETF.

Response:    As a preliminary matter, we note that Trust's ETF exemptive relief is in not conditioned on portfolio liquidity. In addition, we note that the Trust is aware of the Commission's recent liquidity rulemaking (Investment Company Liquidity Risk Management Programs, SEC Rel. No. IC-32315 (Oct. 12, 2016) and the Staff's position on portfolio liquidity (Revisions of Guidelines to Form N- 1A, SEC Rel. No. IC-18612 (Mar. 12, 1992). Neither the MSCI USA Small Cap Select Value Momentum Blend Index nor the MSCI Emerging Markets Select Value Momentum Blend Index anticipate having any regulatory issues related to portfolio liquidity.

Both Funds have liquidity filters to help cause sufficient liquidity. We have amended the respective disclosures to add the following sentence: "A liquidity filter is applied to screen out securities with low liquidity."

Additionally, we have analyzed the strategies and potential investments of the Index Funds and believe there will be sufficient liquidity to operate as an exchange traded fund consistent with the exemptive order.

11.Comment: Principal Investment Strategies, page 11. We note the Index uses momentum as one of its factors. Small capitalization issuers tend to have less trading volume than mid or large capitalization issuers. In addition, these issuers' share prices are frequently more volatile and subject to more abusive trading practices than mid or large capitalization stocks. Please tell us what analysis, if any, the Advisor has done on momentum as a factor for small capitalization stocks specifically and, if necessary, tailor the momentum risk disclosure accordingly.

Response:    The Adviser conducted extensive research and has significant experience evaluating momentum as an investment factor, including with respect to small capitalization stocks and strategies to mitigate risk. As we generally agree with the Staff's observations that small-capitalization issuers tend to have less trading volume and are more volatile than mid- or large-capitalization issuers, the Trust disclosed these risks of the Fund. For instance, we disclosed that securities of small-capitalization companies "may lack sufficient market liquidity" and that momentum investing means investing in securities "may be more volatile" than other securities. We reviewed the disclosed risks regarding the momentum factor and small-capitalization stocks and believe that the current disclosure appropriately reflects the risks of using momentum as an investment factor and of using an investment strategy that focuses on small capitalization issuers. As we believe the existing disclosure is sufficient, we respectfully submit that no further changes are necessary. However, please also see the Response to Comment 20 below, which describes certain other changes to the "Momentum Risk" disclosure.

12.Comment: Principal Investment Strategies, page 11. Please disclose the market capitalization range of issuers included in the Index.

Response:  We have amended the applicable disclosures as discussed in Response to Comment 6, above.

 Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

13.Comment: Principal Risks, page 12. Please tailor your "Mid-Capitalization and Small-Capitalization Company Risk" to your Fund.

Response: We have amended the risk to reflect the following:

Small-Capitalization Company Risk: Investments in small-capitalization companies involve greater risks than those associated with larger, more established companies. These securities may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity, and these issuers often face greater business risks.

USAA MSCI International Value Momentum Blend Index ETF

14.Comment: Currently your disclosure states that "non-U.S. issuers means the following countries . . . " This statement is unclear as the Index is comprised of equity securities and not countries. Please clarify how you will determine an investment is tied economically to one of the listed countries. For guidance please consider the Release No. IC-24828, particularly footnote 42. In addition, to the extent the Fund will have material country- specific or sector-specific exposures, please disclose the country or sector and provide appropriate quantitative and qualitative disclosures. Similar disclosure should be provided for the USAA MSCI Emerging Markets Value Momentum Blend Index ETF.

Response:    The USAA MSCI International Value Momentum Blend Index ETF's disclosure was modified to the following:

The Index is designed to deliver exposure to equity market performance in non-U.S. markets and provide higher exposure to value and momentum factors within the Parent Index (defined below) while also maintaining moderate Index turnover and lower realized volatility than traditional cap weighted indexes. As of [date], the Index provided exposure to the following countries: Australia, Austria, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

The USAA MSCI Emerging Markets Value Momentum Blend Index ETF's disclosure was modified to the following:

The Index is designed to deliver exposure to equity market performance in the global emerging markets and provide higher exposure to value and momentum factors within the Parent Index (defined below) while also maintaining moderate Index turnover and lower realized volatility than traditional cap weighted indexes. As of [date], the emerging market countries include: Brazil, Chile, China, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey, and United Arab Emirates.

The USAA MSCI International Value Momentum Blend Index ETF's disclosure was modified to the following:

The Index is designed to deliver exposure to equity market performance in non-U.S. markets and provide higher exposure to value and momentum factors within the Parent Index (defined below) while also maintaining moderate Index turnover and lower realized volatility than traditional cap weighted indexes. As of [date], the Index provided exposure to the following countries: Australia, Austria, Canada, Denmark,

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands,

Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

The USAA MSCI Emerging Markets Value Momentum Blend Index ETF's disclosure was modified to the following:

The Index is designed to deliver exposure to equity market performance in the global emerging markets and provide higher exposure to value and momentum factors within the Parent Index (defined below) while also maintaining moderate Index turnover and lower realized volatility than traditional cap weighted indexes. As of [date], the emerging market countries include: Brazil, Chile, China, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey, and United Arab Emirates.

Additionally, the following disclosure was added to the Statement of Additional Information.

The Index Provider determines whether an issuer is located in a particular country by reference to the Index methodology. In general, the Index Provider determines the country classification of a company by the company's country of incorporation and the primary listing of its securities. The Index Provider will classify a company in the country of incorporation if its securities have a primary listing in this country. In some cases, a company may be incorporated in one country while its securities have a primary listing in a different country. In such cases, the Index Provider performs an additional analysis to determine the company's country classification. In addition to the company's country of incorporation and the location of the primary listing, the Index Provider considers a set of criteria, including: (1) the security's secondary listings if any; (2) the geographic distribution of the company's shareholder base; (3) the location of its headquarters; (4) the geographic distribution of its operations (in terms of assets and revenues); (5) the company's history, and (6) the country in which investors consider the company to be most appropriately classified.

With respect to the Staff's comment regarding country-specific or sector-specific disclosure, as noted in Trust's Response to Comment 6, above, the percentage of a Fund's portfolio exposed to any asset class, sector, country or geographic region will vary from time to time as the components and weightings of the securities within the relevant Index change. The Trust added disclosure regarding this to the section of the prospectus entitled "How are the Funds' portfolio managed?" Additionally, as currently disclosed, each "Fund is expected to concentrate its investments (i.e., hold more than 25% of its assets) in a particular industry or group of industries to the extent that its Index is concentrated. The degree to which certain sectors, industries, or asset classes are represented in the Index may change over time." The rules-based methodologies of the respective Indexes do not presently concentrate in particular countries or sectors.

15.Comment: Principal Risks, page 22. Please revise your Currency Risk discussion to reference any specific foreign currencies you anticipate that you will have material exposures to. In addition, please clarify why you include a reference to hedging positions in your disclosure.

Response:    We do not anticipate material exposure to specific foreign currencies. As a result, we believe that the currency risk dislcosure is sufficient.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

In addition, we have deleted the reference to hedging in the disclosure. Specifically, we have deleted, "In the case of hedging positions, there is the risk that the U.S. dollar will decline in value relative to the currency being hedged."

16.Comment: Overview of Index Funds, page 40. Starting on page 40 you provide a general discussion of index investing but you do not include the Index- or ETF-specific disclosures typically provided in response to Item 9 of Form N-1A. For example, you state that "[a]n index is an unmanaged group of securities whose overall performance is used as a standard to measure investment performance of a particular market [and it] is a passive measure of stock market returns." However, we note your Indexes are factor-based, and may embody judgments different from typical passive index investments, and/or have portfolio turnover levels or other costs that are atypical of passive index investments. Please revise to provide more Index- and ETF-specific disclosures. These disclosure might include:

•How value and momentum scores are derived (e.g., what is "forward share price to earnings," how is forward share price determined, and why does it indicate value);

•A discussion of the Index weighting methodology;

•How many issuers are anticipated to be included in the Index;

•What market capitalization ranges are associated with the Index; and,

•What industries, currencies, and countries will the Index have material exposures to and to what extent?

Please revise accordingly.

Response:    The Trust has disclosed Index-specific and ETF-specific information in the summary prospectus under Item 4. These specific disclosures as revised per the Staff's comments and disclosed in Item 4, including discussions on the value and momentum scores and weighting methodology, have been added to the section of the prospectus that includes information responsive to Item 9 of Form N-1A, and certain information that previously was included has been deleted.

17.Comment: Overview of Index Funds, page 40. On page 42 you state that indexing may appeal to investors because it provides simplicity through a straightforward market-matching strategy and may provide diversification by investing in a variety of companies and industries." Given each Index's factor-based strategy, it is unclear whether your ETFs provide simplicity or are straightforward. Please tailor your discussion to the Indexes and ETFs being offered.

Response:    The Trust has deleted the statement "because it provides simplicity through a straightforward market-matching strategy and may provide diversification by investing in a variety of companies and industries" and the paragraph that includes the statement.

18.Comment: Risks, page 43. While many of the risks you present apply to all of your ETFs, some risks appear to be unique to certain ETFs. Please add clarifying disclosure so that investors know which risks apply to the specific ETF they are investing in.

Response:    For those risks that do not apply to all ETFs, the Trust has specified if a risk does or does not apply to a specific ETF.

19.Comment: Risks, page 43. On page 43 under Calculation of Methodology Risk you state "[a]n Index has a limited performance history." Please clarify which Indexes, if any, have limited performance histories and disclose Index creation dates for any new Indexes.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

Response:    Each MSCI Index is recently created; therefore, each has a limited performance history as of the date of this response. The Trust respectfully submits that the inclusion of the creation dates of the MSCI Indexes is not required by the line items of the form, or by the requirements of Rule 408 under the Securities Act of 1933.

20.Comment: Risks, page 43. The disclosure on page 47 indicates that "[m]omentum investing entails investing more in securities that have recently had higher total returns and investing less in securities that have had lower total returns." Our understanding is that total return includes dividends and other distributions in addition to changes in price. Your momentum strategy appears to focus only on share price changes. If accurate, please revise here and elsewhere to clarify.

Response:    The Trust has deleted "[m]omentum investing entails investing more in securities that have recently had higher total returns and investing less in securities that have had lower total returns." The momentum risk disclosure of each Fund has been amended to reflect following: "Momentum investing entails investing more in securities that exhibit persistence in its relative performance evidenced by better recent price performance compared to other securities."

USAA Short-Term Bond ETF

21.Comment: We note your Short-Term Bond ETF and Intermediate-Term Bond ETF contain similarities to open- end funds currently offered by USAA in terms of objectives, policies, strategies, and management. Unlike your other open-end funds, your two Bond ETFs will disclose portfolio holdings daily. Please tell us what consideration, if any, the Advisor gave to the potential impact the new Bond ETFs might have on existing funds and what steps you anticipate making to mitigate negative impacts.

Response:    The named mutual funds and ETFs will be managed pursuant to different strategies. In particular, it is expected that the ETFs will invest in to a greater extent in government securities than the mutual funds. The liquidity and transparency associated with the market for government securities is expected to significantly limit the potential adverse impact of portfolio holdings disclosure on the ETFs' investments, and for the same reasons any such disclosure also is not expected to negatively impact the existing mutual funds' investments. In order to better reflect the differentiation in the ETFs from the mutual funds, the USAA Short-Term Bond ETF has changed its name to the USAA Core Short-Term Bond ETF and the USAA Intermediate-Term Bond ETF has changed its name to the USAA Core Intermediate-Term Bond ETF, as reflected in the amended disclosure.

Additionally, we have added the following disclosures in the summary and statutory prospectuses of both Funds, which also reflects a material different in the management of the the ETFs compared to the mutual funds: "The Fund may not invest more than 20% of fixed income securities (by weight of all fixed income securities in the portfolio) in non-agency, non-government sponsored entities (GSEs), privately-issued MBS or ABS."

As a result, we believe that disclosure of the Funds' holdings will not implicate the holdings of the USAA mutual funds.

22.Comment: Principal Investment Strategy, page 2. Please revise your disclosure to briefly explain the Advisor's process for evaluating investments – including how it makes purchase or sale decisions, and constructing the portfolio.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

Response:    The Trust has considered the instructions to Item 4(a) regarding the provision of a summary of the information provide in response to Item 9(b), as well as the plain English requirements of Rule 421(d) under the Securities Act of 1933. The Funds disclose the process for evaluating investments, which includes purchase and sale decisions and portfolio construction, in the statutory section of the prospectus pursuant to Item 9(b)(2) of Form N-1A. The Trust believes that the current disclosure approach is consistent with these two requirements, and we consequently and respectfully submit that an amendment to the summary is not necessary.

23.Comment: Principal Risks, page 3. Currently you provide an 80% policy that includes derivatives and other instruments that have economic characteristics similar to debt securities. If this will be part of your principal strategy, please add appropriate risk disclosure and revise your investment strategy to discuss the types of derivatives and other instruments you will use and how you will use them.

Response:    We have added the following disclosure to Item 4 of the respective prospectuses of USAA Core Short-Term Bond ETF and USAA Core Intermediate-Term Bond ETF, "The Fund may use derivatives, such as futures, foreign exchange derivatives, options, and swaps, to increase or decrease its exposure to changing security prices or other factors that affect security values, to enhance income, to hedge against certain risks, or to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to a market."

Statement of Additional Information

24.Comment: Please revise the red herring language at the top of your Statement of Additional Information so that it is not inconsistent with Item 14(a)(3) of Form N-1A.

Response:    The red herring language has been revised as shown below:

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

25.Comment: Purchase and Redemption of Creation Units, page 5. We note your discussion of the fixed and variable fees that may be assessed upon the purchase and redemption of Creation Units. Please confirm that your fees will be consistent with applicable law and the Transaction Fees discussion from your March 27, 2017 Order.

Response:    We confirm that our fees will be consistent with the Transaction Fees discussion from our March 27, 2017, Order and will otherwise be consistent with applicable law.

26.Comment: The Trust's Manager, page 50. We note your statement that the Advisor pays the Sub-Advisor directly; however, because the Advisor pays the Sub-Advisor a portion of the fee paid by the ETF we view this as an indirect payment by the ETF to the Sub-Advisor. Please provide the disclosure requested by Item 19(a)(3) of Form N-1A.

Response:    The Trust has added the fee schedules pursuant to which the Adviser is obligated to pay the Subadviser for subadvising each Index Fund to the Statement of Additional Information. In light of the unitary fee structure; however, we respectfully disagree with the view that the Index Funds indirectly pay the Subadviser.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 21, 2017

27.Comment: The Trust's Manager, page 50. Please insert "without penalty" in all appropriate locations where you discuss the ETF's ability to terminate the Management Agreement and Sub-advisory Agreement. In addition, please confirm your agreements will include the language required by Section 15(a) of the Investment Company Act.

Response:    The Trust has amended the language as follows:

•Under the section, "Administration and Operating Services Agreement," - "The Management Agreement may be terminated without penalty at any time. . ."

•Under the section, "Administration and Operating Services Agreement,"- "The Subadvisory Agreement may be terminated without penalty. . . "

Additionally, the Trust confirms that the Management Agreement and Investment Subadvisory Agreement contain provisions required by Section 15(a) of the Investment Company Act.

Part C

28.Comment: We note you have not filed certain agreements, including your legality opinion. Please note that we review and frequently comment upon exhibits. Please allow for sufficient time for us to do so.

Response:    All material and required agreements were filed in the form of or as fully executed agreements. The legality opinion will be filed at a later date.

We believe that this information responds to all of your comments. Please call me at (210) 498-0034 or Sonia Kurian at (210) 456-5701 to confirm the adequacy of our responses.

Sincerely,

USAA ETF Trust

By: _____________________

Daniel Mavico, Esq.

Assistant Secretary of the Trust

CC:Sonia Kurian, Esq., USAA Asset Management Company Mark Amorosi, Esq., K&L Gates